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                            March 26, 2024

       Xuedong Tian
       Chief Executive Officer
       Feutune Light Acquisition Corporation
       48 Bridge Street, Building A
       Metuchen, New Jersey 08840

                                                        Re: Feutune Light
Acquisition Corporation
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed on March 15,
2023
                                                            File No. 333-275933

       Dear Xuedong Tian:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 23, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4

       General

   1.                                                   Please update your
disclosure regarding the status of your compliance with
                                                        Nasdaq   s continued
listing criteria. In this regard, we note that on March 18, 2024, you received a written
notice from the Listing Qualifications Department of The Nasdaq
                                                        Stock Market and were
provided 45 calendar days from the date of the Notification Letter, or until May 2, 2024,
to submit a plan to regain compliance with Nasdaq's
                                                        continued listing
criteria. Please also revise your risk factor disclosure to address the impact of a potential
delisting on the Company and its shareholders.
   2. Please revise your disclosure to reflect the special shareholder meeting that was called
                                                        March 18, 2024 to
extend the deadline of the business combination to December 21, 2024.
                                                        Include, without
limitation, the percentage of redeeming shareholders, changes in extension deposits,
additionally issued Promissory Notes and effects on the trust account.
 Xuedong Tian
Feutune Light Acquisition Corporation
March 26, 2024
Page 2
Exhibits

3. Please file your amended Certificate of Incorporation of Feutune Light Acquisition
      Corporation and the Promissory Notes granted to Thunder Power Holdings Limited as exhibits to your registration statement.
       Please contact Charles Eastman at 202-551-3794 or Hugh West at 202-551-3872 if you
have questions regarding comments on the financial statements and related matters. Please contact Sarah Sidwell at 202-551-4733 or Jay Ingram at 202-551-3397 with any other questions.



                                                          Sincerely,
FirstName LastNameXuedong Tian
                                                          Division of
Corporation Finance
Comapany NameFeutune Light Acquisition Corporation
                                                          Office of
Manufacturing
March 26, 2024 Page 2
cc:       Arila Zhou
FirstName LastName